PEAKSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	34,505
Prepaid expenses and deposits		9,395
Total Assets	$	43,900

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	3,469
Total Liabilities		3,469
MEMBERS' EQUITY		40,431
Total Liabilities and Members' Equity	$	43,900

See Accompanying Notes